AMENDMENT 2007-1

TO THE

IMMUNOMEDICS, INC.

2006 STOCK INCENTIVE PLAN

WHEREAS, Immunomedics, Inc. (the “Corporation”) maintains the Immunomedics, Inc. 2006 Stock Incentive Plan (the “Plan”) for the benefit of its and its affiliates’ eligible employees, non-employee directors, consultants and advisors; and

WHEREAS, pursuant to Article 5, Section IV.A of the Plan, the Board of Directors of the Corporation (the “Board”) may amend the Plan at any time.

NOW, THEREFORE, in accordance with the foregoing, effective May 9, 2007, the Plan shall be amended as follows:

1. The last sentence of Section III.A under Article I is hereby amended in its entirety to read as follows:

“However, any Awards made to the members of the Board or Compensation Committee other than pursuant to the Automatic Grant Program must be authorized and administered by a committee comprised of two (2) or more persons appointed by the Board, all of whom shall be “outside directors” within the meaning of section 162(m) of the Code, “non-employee directors” as defined under Rule 16b-3 promulgated under the 1934 Act, and “independent directors” within the meaning of NASDAQ Rule 4200(15).”

2. The first sentence of Section I.B.6 of Article 3 of the Plan is amended in its entirety to read as follows:

“6. Except as otherwise provided in Section I.C below, the Plan Administrator may in its discretion waive the surrender and cancellation of one or more unvested shares of Common Stock which would otherwise occur upon the cessation of the Participant’s Service or the non-attainment of the performance objectives applicable to those shares.”

3. The second sentence of Section I.B.7 of Article 3 of the Plan is amended in its entirety to read as follows:

“7. Except as otherwise provided in Section I.C below, the Plan Administrator shall have the discretionary authority to issue vested shares of Common Stock under one or more outstanding share right awards or restricted stock units as to which the designated performance goals or Service requirements have not been attained or satisfied.”

4. A new Section I.C is added to Article 3 of the Plan, to read as follows:

“C. Additional Vesting Provisions For Full-Value Awards.

1. Notwithstanding any provision of the Plan to the contrary, a Full-Value Award granted under the Stock Issuance Program shall be subject to a minimum vesting period of one year from the date of grant if such Award is based on the satisfaction of performance criteria or objectives and a minimum vesting period of three years from the date of grant if such Award is based on the Participant’s satisfaction of specified Service requirements with the Corporation.

2. Notwithstanding any provision of the Plan to the contrary, the Plan Administrator shall not have discretionary authority to waive the vesting period applicable to a Full-Value Award, except in the case of death, Permanent Disability, retirement, Involuntary Termination or a Change in Control.”

7. A new Section O is added to the Appendix to read as follows, and all subsequent sections are re-lettered accordingly:

“O. Full-Value Award shall mean an Award that results in the Corporation transferring the full value of a share of Common Stock in the transaction, whether or not an actual share of stock is issued. Full-Value Awards shall include, but are not limited to, restricted stock awards, restricted stock units, performance shares and other stock-based awards for which the Corporation transfers the full value of a share of Common Stock in the transaction.”

8. In all respects not amended, the Plan is hereby ratified and confirmed.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, to record the adoption of this Amendment 2007-1 to the Plan, the Company has caused the execution of this instrument, substantially in the form as set forth herein, on this 31st day of May, 2007.

Attest:	IMMUNOMEDICS, INC.

/s/ Gerard G. Gorman	By:	/s/ Cynthia L. Sullivan
Gerard G. Gorman		Cynthia L. Sullivan President and CEO